Exhibit 99.1

Ctrip Announces Changes in Board Composition

SHANGHAI, Oct. 23, 2019 /PRNewswire/ — Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that Mr. Herman Yu, a director nominated by Baidu Inc. (Nasdaq: BIDU) (“Baidu”), has tendered his resignation as a director of the Company, effective immediately, and that Dr. Dou Shen, senior vice president of Baidu Inc., has been appointed as a successor director of Ctrip following Mr. Herman Yu’s resignation to strengthen the cooperation between Ctrip and Baidu and explore new trends of travel industry.

Dr. Dou Shen currently serves as senior vice president of Baidu, overseeing Baidu’s Mobile Ecosystem Group. Previously, Dr. Dou Shen served in various roles at Baidu and Microsoft, and cofounded Buzzlabs. Dr. Dou Shen received his Ph.D., Master’s and bachelor’s degrees from Hong Kong University of Science and Technology, Tsinghua University, and North China Electric Power University respectively.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel-related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites, and toll-free, 24-hour customer service centers. The family of travel brands mainly includes: Ctrip, a leading provider of online travel and related services in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. The Company has experienced significant growth since its inception in 1999 and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@ctrip.com